1108 - 1030 West Georgia St. Vancouver, BC CanadaV6E 2Y3 Toll Free: 1 888-633-9332 South Africa 27 (0) 11 301 1800 www.grtbasin.com

GREAT BASIN GOLD UPDATES
HOLLISTER MINERAL RESOURCE AND RESERVE ESTIMATES
AND OPERATING RESULTS FOR HOLLISTER AND BURNSTONE

September 4, 2012, Vancouver, BC - Great Basin Gold Ltd. (“Great Basin Gold” or the “Company”), (TSX: GBG; NYSE MKT: GBG; JSE: GBG) announces updated mineral resource and reserve estimates for the Company’s Hollister Gold Project (“Hollister”) on the Carlin Trend in Nevada, USA as at June 30, 2012. The updated mineral resources and reserves reflect depletion in excess of 370,000 tons which yielded approximately 400,000 gold equivalent ounces (“Au eqv oz”) since commencement of trial mining in 2008. The underground drilling program over the past 18 months has been focused on increasing confidence in the estimates of mineral resources and reserves to allow for improved mine planning and forecasting. In addition, the underground drilling focused on delineating material from the Tertiary volcanic-hosted disseminated gold mineralization and the basement meta-sediment hosted gold–silver low sulfidation epithermal veins. Future drilling will seek to increase the mineral resource and reserves to extend the life of the project.

Mineral Resources

The mineral resource estimate for Hollister reflects important additional information established from on-going underground drilling and trial mining since the last resource estimate in September 2010. The resource estimate, which is based on an in-situ epithermal vein wireframe model and a Tertiary-hosted mineralization wireframe and grade shell model, is now informed by 12,312 grade intersections, from a combination of 630 surface, 941 underground stope delineation and infill/cover boreholes, and 5,547 ore control channel samples taken during trial mining. The drilling program provided infill data to further delineate stopes for trial mining, which significantly improved the understanding of the lateral and vertical geological continuity of the vein systems. Trial mining has generated geological mapping and channel sampling data that is being used for empirical reconciliation of the resource wireframe model versus actual excavated vein. As a result, more stringent parameters can now be applied to Measured and Indicated classifications.

The current estimates are based on drilling, channel sampling and depletion of material mined to June 30, 2012. The informing data obtained from the underground drilling campaign and trial mining to date has increased the confidence in the resource estimate and also resulted in a decrease in the estimated minable vein width. The combination of more rigorous geological and vein modeling with narrower vein widths (averaging 1.6 feet), resulting in reductions in the estimated epithermal vein resources included in the model. Silver (“Ag”) grades included in the resource update have also declined as a result of the inclusion of the Tertiary volcanic hosted disseminated material where trial mining has indicated a lower Au/Ag ratio.

										Au Eq
	Cut-off	Tonnes	Tons	Au	Au	Au oz	Ag	Ag	Ag Oz	Oz
CLASSIFICATION	oz/t	(000)	(000)	oz/t	g/t	(000)	oz/t	g/t	(000)	(000)
Veins Measured	0.10	170	187	0.922	31.60	173	5.8	197	1 079	196
	0.15	146	161	1.054	36.11	170	6.5	221	1 039	192
	0.20	126	139	1.192	40.85	166	7.2	248	1 006	187
Veins Indicated	0.10	729	804	0.404	13.86	325	1.9	63	1 488	357
	0.15	536	591	0.506	17.33	299	2.2	76	1 309	327
	0.20	424	467	0.593	20.34	277	2.5	86	1 175	302
Tertiary	0.10	244	269	0.939	32.20	252	2.0	69	539	264
Indicated	0.15	132	145	1.637	56.13	238	3.6	122	516	249
	0.20	86	95	2.405	82.47	229	5.2	179	497	240
Total Indicated	0.10	973	1 073	0.538	18.46	577	1.9	65	2 027	621
	0.15	667	736	0.729	24.99	536	2.5	85	1 825	575
	0.20	510	562	0.900	30.87	506	3.0	102	1 672	542
TOTAL M & I	0.10	1 143	1 260	0.595	20.41	750	2.5	85	3 106	817
RESOURCES	0.15	813	897	0.787	26.99	706	3.2	110	2 864	767
	0.20	636	701	0.958	32.85	672	3.8	131	2 678	729

										Au Eq
	Cut-off	Tonnes	Tons	Au	Au	Au Oz	Ag	Ag	Ag Oz	Oz
CLASSIFICATION	oz/t	(000)	(000)	oz/t	g/t	(000)	oz/t	g/t	(000)	(000)
Veins Inferred	0.10	508	560	0.254	8.72	142	1.1	36	590	155
	0.15	324	358	0.329	11.29	118	1.2	43	446	127
	0.20	224	247	0.399	13.66	99	1.4	49	351	106
Tertiary Inferred	0.10	777	856	0.204	7.01	175	0.3	11	282	181
	0.15	219	241	0.426	14.62	103	0.9	30	209	107
	0.20	132	146	0.593	20.33	87	1.2	40	171	90
TOTAL	0.10	1 285	1 416	0.224	7.68	317	0.6	21	872	336
INFERRED	0.15	543	599	0.368	12.63	221	1.1	37	654	235
RESOURCES	0.20	357	393	0.471	16.14	185	1.3	45	521	196

Notes:

1 Gold equivalent ounces (Au eqv oz) were calculated by using the following metal prices: US$1,400/oz for Au and US$30/oz for Ag. Metallurgical recoveries are not applied to resource values; contained metal estimates assume 100% recoveries.
2 Parameters for Measured = 50 feet (1/2 range), minimum number of informing samples 12; Indicated = 100 feet (1 x range), minimum number of informing samples 8; Inferred = 750 feet (7.5 x range), minimum number of informing samples 4.

Exploration Progress

Over the last year, work has continued on the collation and review of all geophysical, geological and surface drilling data for the property, with the intent of better defining the basement structures that control mineralization at Hollister. Detailed surface mapping has also identified hydrothermal vent and eruptive centers – areas that indicate the existence of long-lived geothermal activity and potential additional deposition of Au-Ag mineralization at depth. Targets outside the Clementine-Gwenivere vein systems have also been delineated from this work, and will be prioritized for follow-up. Drilling (which has been approved by the Bureau of Land Management) is initially planned for the Hatter target (to upgrade inferred resources to mineral resource status) and the Velvet – Butte areas that locate north and north-west of the current underground activity. The Hatter target requires a minimum of eight boreholes to establish an additional Inferred mineral resource. The mineralization at Hatter manifests as two distinct N-S and E-W vein systems, which may indicate different phases of mineralizing fluids.

Mineral Reserves

Within these mineral resources, mineral reserves have been delineated that are available for mining as at June 30, 2012, providing an update to the estimate in January 2011. The mineral reserves have been estimated at a cut-off grade of 0.25 oz/t Au for the epithermal veins and 0.15 oz/t Au for the Tertiary mineralization. The cut-off grades are based on an analyses of fully diluted pay limit (break even) grades which incorporate a gold and silver price of US$1400/oz and US$30/oz, respectively, and estimated costs for mining, ore transport, milling, and royalties. The break even grade for epithermal veins is 0.42 oz/t Au, and for the Tertiary mineralization 0.25 oz/t Au. Mineral reserves total 0.46 Mt grading on average 0.88 oz/t Au and 2.9 oz/t Ag yielding 0.50 million Au eqv oz.

										Au eqv
	Tonnes	Tons	Au	Au	Au oz	Ag	Ag	Ag oz	Au eqv	oz
CLASSIFICATION	(000)	(000)	oz/t	g/t	(000)	oz/t	g/t	(000)	oz/t	(000)
Veins Proven	90	100	0.976	33.46	98	4.7	163	474	1.078	108
Veins Probable	266	295	0.641	21.98	189	2.2	76	652	0.688	203
Tertiary Probable	109	121	1.395	47.82	168	2.9	98	344	1.587	191
Total Probable	375	416	0.860	29.48	357	2.4	82	996	0.950	394
TOTAL P & P
RESERVES	465	516	0.882	30.26	455	2.9	98	1 470	0.974	502

Notes:

1 Mineral reserves are fully diluted, and grades adjusted for metallurgical recoveries of Au (92%) and Ag (75%).
2 Metal prices of US$1,400 Au and US$30 Ag have been applied.

It is important to note that the mineral reserves only address that material available for mining above the 4930 Level, which is the current lower development level on the operation. The mining widths that have been planned are believed to be achievable based on previous trial mining activities on the epithermal vein system and the overlying Tertiary volcanic “disseminated” style. The Tertiary mineralization occurs in broad pod-like style zones of gold concentration that are generally developed around very high grade, narrow structures, sometimes linked to underlying epithermal veins. The maximum stope design of 8 feet is considered very conservative, and, coupled with the 10 foot pillar left around these areas, offers significant tons and grade upside through mining method optimization. Considerable upside exists with development of the Tertiary reserves as an important ore source through a combination of maximizing access and stoping options from the trackless infrastructure afforded by the spiral ramp, as well as optimization of pillar/backfill designs, which will maximize profitable extraction.

Continued exploration drilling in close proximity of the current mine infrastructure is expected to extend the currently estimated minimum five year mine life with additional vein structures delineated. Step-out drilling targeted to increase the Mineral Resource of the project can be accelerated once the Environmental Impact Study is completed which is expected to occur this year

The Company is currently preparing an updated detailed mine schedule based on the updated reserves A preliminary updated economic analysis of the Nevada operations based on the updated reserves and using metal prices of US$1,400 Au/oz and US$30 Ag/oz indicates a range of after-tax net present values (“NPV”) at June 30, 2012 of approximately US$170 to US$190 million based on a 5% discount rate and a five year life of mine. Increasing the gold price over the life of mine to US$1,500/oz results in an NPV range of approximately US$190 to US$210 million.

Operational Performance

Nevada

Preliminary production results for July and August 2012 indicate an improvement relative to the previous quarter with an average of 6,500 Au eqv oz sold per month, compared to an average of 5,000 Au eqv oz per month sold in Q2 2012. The 0.69 Au eqv oz/t average grade from trial mining for July and August 2012 also compares favorably to the 0.63 Au eqv oz/t trial mined in Q2 2012. Further improvement is expected as additional higher grade stopes from the tertiary material becomes available. The Esmeralda mill is performing as planned with recoveries of 92% Au and 48% Ag thus far for Q3 2012. Cash costs for Q3 2012 are expected to benefit from the lower milling costs now that doré has been capable of being poured on site since June 2012.

Burnstone

Ore development in July and August 2012 averaged 888 meters per month, a 50% improvement on the monthly average of 590 meters achieved in Q2 2012. The improvements to the temporary water reticulation system reported on earlier had a positive impact on ore development. The Company will be taking over the underground waste development following the termination of this contract with Grinaker Lta in August 2012, which is expected to yield an estimated cost saving of $1.2 million per month as well as improved efficiencies from development teams and trackless equipment. Five thousand and fifty (5,050) square meters was stoped during July and August 2012 with focus remaining on development until phase 1 of the permanent water reticulation system is completed by the end of September 2012. Shaft availability has improved with the completion of the spillage decline down to shaft bottom during August 2012. 180,000 tonnes at an average head grade of 1.2 g/t were processed by the plant for July and August 2012 with 4,280 ounces sold during the period. The head grade of material delivered to the plant remains impacted by the development/stoping ratio which is only expected to improve once stoping increases later on in 2012.

Strategic Review and Liquidity Challenges

The Special Committee of the Board continues to evaluate refinancing and asset sell-down alternatives and is endeavouring to work with all stakeholders to achieve an acceptable resolution of its near term liquidity challenges. A range of viable options remain possible however the Company is not yet in a position to provide any guidance as to if and when an announcement in this regard will be made.

Lou van Vuuren, interim CEO, commented: “Our ongoing delineation drilling and trial mining results continue to confirm the prospectivity of the Hollister property, and has also increased our confidence in the reported resources and reserves. With the completion in the June 2012 quarter of the Upper Zone spiral ramp as well as 4930 Level, which provides a new access level to the mine and the higher grade Clementine No. 18 and 20 veins for trial mining, the focus will continue to be on better delineation of mineralization that is accessible from current underground infrastructure. As underground development continues, there will be further opportunities to drill-test for extensions to a number of high grade zones that have been identified from the evaluation of the Butte bounding-fault structure as well as Hatter Graben system. Operationally we are seeing an improvement with more expected as the Nevada operations return to planned production levels and Burnstone completing the remaining critical infrastructure. The Company continues to receive considerable interest in its projects from qualified financiers and industry players and with the information in this news release now having been disseminated we will be in a position to accelerate our strategic process.”

The mineral reserve estimates were completed by Martin Cooper, MGSSA, and the mineral resource estimates by Freddie de Bruin and John Murgatroyd, Pr.Sci.Nat., all of Deswik Mining and Resource Consultants, under the supervision of Phil Bentley, Pr.Sci.Nat., Great Basin Gold’s Vice President: Geology & Exploration and Dana Roets, FSAIMM, Great Basin Gold’s Chief Operating Officer, both Qualified Persons as defined by Canadian National Instrument 43-101 (Disclosure Standards for Mineral Projects), who have reviewed and approved the technical information in this news release.

Lou van Vuuren
CEO (interim)

For additional details on Great Basin Gold Ltd. and its gold properties, please visit the Company’s website at www.grtbasin.com or contact Investor Services Michael Curlook, Head of Investor Services at 1-888-633-9332.

Samples collected from the Hollister Development Block Project are delivered to Inspectorate America Corporation (Inspectorate) in Sparks, Nevada.

Information Concerning Estimates of Measured, Indicated and Inferred Resources

This news release also uses the terms “measured resources”, ”indicated resources” and “inferred resources”. The Company advises investors that although these terms are recognized and required by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into SEC-recognised reserves. [Some are reserves under Canadian standards.] In addition, ‘inferred resources’ have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, or economic studies except for Preliminary Assessment as defined under 43-101. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

Cautionary and Forward Looking Statement Information

This document contains “forward-looking statements” that were based on Great Basin’s expectations, estimates and projections as of the dates as of which those statements were made. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “outlook”, “anticipate”, “project”, “target”, “believe”, “estimate”, “expect”, “intend”, “should” and similar expressions. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These include but are not limited to:

uncertainties related to the Company’s liquidity challenges and need for near term financing uncertainties and costs related to the Company’s exploration and development activities, such as those associated with determining whether mineral resources or reserves exist on a property;

uncertainties related to feasibility studies that provide estimates of expected or anticipated costs, expenditures and economic returns from a mining project; uncertainties related to expected production rates, timing of production and the cash and total costs of production and milling;

uncertainties related to the ability to obtain necessary licenses, permits, electricity, surface rights and title for development projects;
operating and technical difficulties in connection with mining development activities;

uncertainties related to the accuracy of our mineral reserve and mineral resource estimates and our estimates of future production and future cash and total costs of production, and the geotechnical or hydrogeological nature of ore deposits, and diminishing quantities or grades of mineral reserves;

uncertainties related to unexpected judicial or regulatory proceedings;
changes in, and the effects of, the laws, regulations and government policies affecting our mining operations, particularly laws, regulations and policies relating to
o	mine expansions, environmental protection and associated compliance costs arising from exploration, mine development, mine operations and mine closures;
o	expected effective future tax rates in jurisdictions in which our operations are located;
o	the protection of the health and safety of mine workers; and
o	mineral rights ownership in countries where our mineral deposits are located, including the effect of the Mineral and Petroleum Resources Development Act (South Africa);

changes in general economic conditions, the financial markets and in the demand and market price for gold, silver and other minerals and commodities, such as diesel fuel, coal, petroleum coke, steel, concrete, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar, Canadian dollar and South African rand;

unusual or unexpected formation, cave-ins, flooding, pressures, and precious metals losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks);
changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates;
environmental issues and liabilities associated with mining including processing and stock piling ore;
geopolitical uncertainty and political and economic instability in countries which we operate; and

labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate mines, or environmental hazards, industrial accidents or other events or occurrences, including third party interference that interrupt the production of minerals in our mines.

For further information on Great Basin Gold, investors should review the Company’s annual Form 40-F filing with the United States Securities and Exchange Commission www.sec.gov and home jurisdiction filings that are available at www.sedar.com.